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Exhibit (a)(1)(O)

[E-mail Communication to Terayon Communication Systems, Inc. Employees and Directors, to be dated and sent on November 26, 2001]

** STOCK OPTION EXCHANGE PROGRAM REMINDER **

This is a reminder that the window of opportunity to exchange your eligible stock options (stock options having an exercise price equal to or greater than $9.00) remains open until:

** DECEMBER 5, 2001 AT 9:00 P.M. (PACIFIC STANDARD TIME) **

unless that deadline is extended.

The Stock Option Exchange Program gives you the chance to tender your existing stock options with an exercise price equal to or greater than $9.00 for a grant of our Common Stock.

The Offer to Exchange document, CEO Letter, the Question & Answer, and Election Form are all on-line at www.terayon.com/login.html.